                                                                    EXHIBIT 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of Novel Denim Holdings Limited (the "Company") on Form 20-F for the fiscal year ended March 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, K.C. Chao, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                       /s/      K.C. CHAO
                                       -----------------------------------------
                                       Name:    K.C. Chao
                                       Title: Chief Executive Officer and
                                              President

                                       Date:    September 25, 2002

                                                                             167


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                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of Novel Denim Holdings Limited (the "Company") on Form 20-F for the fiscal year ended March 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alain Rey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                       /s/      ALAIN REY
                                       -----------------------------------------
                                       Name:  Alain Rey
                                       Title: Chief Financial Officer

                                       Date:  September 25, 2002



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